UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 April 2020

Release Number	4/20

BHP OPERATIONAL REVIEW FOR THE NINE MONTHS ENDED 31 MARCH 2020

Note: All guidance is subject to potential impacts from COVID-19 during the June 2020 quarter.

•	Our highest priority is the safety, health and wellbeing of our workforce and communities. We have taken action to reduce the spread of COVID-19.

•	Our financial position is strong. Underpinned by our low-cost operations, our business is resilient and expected to continue to generate solid cash flow.

•

Strong underlying operational performance across the portfolio offset the impacts of planned maintenance, natural field decline and wet weather in Australia. Group copper equivalent production was broadly unchanged over the nine months ended March 2020, with volumes for the full year now expected to be in line with last year.

•	Record production was achieved at Western Australia Iron Ore (WAIO) and Caval Ridge, while record average concentrator throughput was delivered at Escondida and record ore was stacked at Spence.

•

Production guidance for the 2020 financial year remains unchanged for petroleum, iron ore and metallurgical coal. Copper guidance for our operated assets is broadly unchanged and Antamina guidance is under review following temporary suspension of operations due to COVID-19. Energy coal production guidance is under review with Cerrejón placed on temporary care and maintenance due to COVID-19.

•	Full year unit cost guidance(1) remains unchanged for the 2020 financial year.

•

Our major projects under development in petroleum and iron ore are tracking to plan. As a result of measures put in place to reduce the spread of COVID-19, the Spence Growth Option schedule and timing for completion of the shafts at Jansen are under review.

•

We have flexibility in our capital and exploration expenditure. We are reviewing our guidance for the 2021 financial year and it will be lower than the current guidance of around US$8 billion. We will provide updated guidance with our full year results.

•	An update on COVID-19 measures and our short-term economic and commodities outlook is included on pages 3 to 5.

Production	Mar YTD20 (vs Mar YTD19)	Mar Q20 (vs Dec Q19)	Mar Q20 vs Dec Q19 commentary
Petroleum (MMboe)	82 (10%)	25 (11%)	Lower production due to increased downtime at Bass Strait caused by adverse weather conditions, planned maintenance at Atlantis and lower seasonal gas sales.
Copper (kt)	1,310 5%	425 (7%)	Lower production at Escondida due to the impact of expected lower copper grades, partially offset by continued strong concentrator throughput. Lower volumes at Olympic Dam due to unplanned downtime at the smelter.
Iron ore (Mt)	181 3%	60 (1%)	Production was broadly flat at WAIO despite weather impacts from Tropical Cyclone Blake and Tropical Cyclone Damien, reflecting increased car dumper availability and reliability.
Metallurgical coal (Mt)	30 (3%)	9 (16%)	Lower volumes at Queensland Coal due to substantially higher rainfall in January and February 2020, by a factor of almost two at Peak Downs and almost three at Blackwater compared with historical averages.
Energy coal (Mt)	18 (13%)	6 (5%)	Volumes broadly flat at New South Wales Energy Coal (NSWEC), while lower volumes at Cerrejón as a result of a focus on higher quality products.
Nickel (kt)	56 (4%)	21 53%	Higher volumes following completion of major maintenance activities at the Kwinana refinery and Kalgoorlie smelter in the prior quarter.

BHP Operational Review for the nine months ended 31 March 2020	1

Summary

BHP Chief Executive Officer, Mike Henry:

“We have operated safely for the quarter and have achieved another strong operational performance.

We have implemented extensive measures across our operations to keep our people and communities safe from COVID-19. Working closely with relevant authorities and medical experts, strict travel and working practice arrangements have been established, including deferral of non-critical activity on our operating sites to support social distancing, revised rosters to reduce people travelling to site, more intensive site cleaning and health checks. I am encouraged to know that the small number of colleagues from our 72,000 strong global workforce who have tested positive for the virus have recovered or are recovering well.

The coupling of our disciplined controls, the commitment of people across BHP, and our financial strength has enabled us to continue to safely operate and supply our customers with the critical resources they require, and to continue to provide jobs and an underpinning of economic activity both locally and around the world. We have accelerated payments to many of our suppliers and have established COVID-19 relief funds to help our communities and local health and social services. BHP is committed to playing its part in the collective, global response to this pandemic. Our business continuity plans have been effective and our operations have continued to perform well, thanks to the effort of our employees, contractors and suppliers. We have delivered strong performance across the portfolio despite the impacts of planned maintenance, natural field decline and wet weather in Australia. Western Australia Iron Ore achieved record year-to-date production, while Escondida production also increased supported by record concentrator throughput.

While demand in China has strengthened in recent weeks, we expect other major economies, including the US, Europe and India, to contract sharply in the June 2020 quarter. The situation remains fluid, however, with our strong financial position and low-cost operations, our business is resilient, with capacity to generate solid cash flow through this period and emerge well placed as the global economy recovers.

Our priorities are the continued safety of our people, continuing reliable operations and supporting our customers, suppliers and communities in these challenging times.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to potential impacts from COVID-19 during the June 2020 quarter.

Production	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19	Previous FY20 guidance	Current FY20 guidance
Petroleum (MMboe)	82	25	(10%)	(13%)	(11%)	110 - 116	110 - 116	Bottom of range
Copper (kt)	1,310	425	5%	1%	(7%)	1,705 - 1,820	Under review
Escondida (kt)	891	290	5%	8%	(6%)	1,160 - 1,230	1,160 - 1,230	Unchanged
Pampa Norte (kt)	188	64	9%	(4%)	7%	230 - 250	230 - 250	Unchanged
Olympic Dam (kt)	124	38	8%	(24%)	(24%)	180 - 205	~170	Lowered
Antamina (kt)	107	33	(3%)	(5%)	(9%)	~135	Under review
Iron ore (Mt)	181	60	3%	7%	(1%)	242 - 253	242 - 253
WAIO (100% basis) (Mt)	205	68	4%	7%	0%	273 - 286	273 - 286	Unchanged
Metallurgical coal (Mt)	30	9	(3%)	(7%)	(16%)	41 - 45	41 - 45
Queensland Coal (100% basis) (Mt)	52	16	(3%)	(8%)	(18%)	73 - 79	73 - 79	Lower end of range
Energy coal (Mt)	18	6	(13%)	(14%)	(5%)	24 - 26	Under review
NSWEC (Mt)	11	4	(13%)	(16%)	1%	15 - 17	15 - 17	Unchanged
Cerrejón (Mt)	6	2	(12%)	(10%)	(15%)	~9	Under review
Nickel (kt)	56	21	(4%)	9%	53%	~87	80 - 83	Lowered

Major development projects

At the end of March 2020, BHP had six major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$11.4 billion over the life of the projects. Our major projects under development in petroleum and iron ore are currently tracking to plan and are subject to potential impacts from COVID-19.

BHP Operational Review for the nine months ended 31 March 2020	2

The Spence Growth Option is continuing to progress, however the schedule is under review with first production potentially a few months later than December 2020 as a result of the measures taken to facilitate social distancing protocols. First production is still expected to be in the 2021 financial year.

In March 2020, final shaft lining work at Jansen for two shafts was reduced to focus on one shaft at a time, with reduced crews. This reduction in activity was taken as part of our COVID-19 response plan and was aligned with the Provincial and Federal Government of Canada’s emergency measures for COVID-19. It reflects a reduction in the number of contractors and in the need for out-of-Province workers on site. Timing for completion of the shafts continues to be under review. BHP will continue to assess the impacts of COVID-19 and the temporary reduction in activity.

COVID-19 update on operations

At this time, among our global workforce of 72,000 people, BHP has had a small number of confirmed cases of COVID-19, all of whom have either recovered or are recovering well. Our protocols have functioned effectively and there has not been any transmission from these individuals to co-workers.

BHP has taken action to help keep its people, their families and communities safe. Strict health and travel guidelines have been put in place to reduce the spread of COVID-19. While each of our operated sites is different, these measures include:

•	Reduced number of people at mine sites and other operational facilities to business critical employees and contractors only.

•	Changed rosters to reduce workforce movements. In addition, some non-residential workers have temporarily relocated to the jurisdiction of operation to meet tighter border controls.

•	Regular health screenings and temperature checks for workers, for example before boarding planes or buses and when entering sites.

•

Strong uptake of social distancing practices and changes to the way we travel to work, operate at work and run accommodation camps including hygiene practices and deep cleaning to reduce the risk of transmission.

•	Further information on the measures we have implemented is available at: bhp.com/covid-19.

We continue to monitor the situation and to update our measures based on advice from country-specific health authorities and governments.

Our operations continue to run well. The changes we have put in place have resulted in the deferral of non-critical activity. Our supply chains remain open and we have adequate supplies to operate and maintain critical equipment, with alternative suppliers identified for many of these.

Our financial position is strong. As at 31 December 2019(2), net debt was US$12.8 billion, at the lower end of our target range, and cash and cash equivalents were US$14.3 billion. This strong position, combined with our low-cost operations, means our business is resilient and expected to generate solid cash flow through the cycle.

We are in a differentiated position to be able to continue to provide regional jobs, products to customers and payments to suppliers. In doing so, we can help underpin continued economic activity. We have accelerated payments to many of our suppliers and established funds to help support regional and Indigenous communities and health and community services. We are committed to playing our part in the collective response to the COVID-19 pandemic.

Our strong position allows us to continue to invest through the cycle and we have flexibility in our capital and exploration expenditure. We are reviewing our capital and exploration expenditure guidance for the 2021 financial year and it will be lower than the current guidance of around US$8 billion. We will provide updated guidance with our full year Results Announcement to be released on 18 August 2020.

Marketing update(3)

Short term economic outlook

The global economy has been dramatically impacted by COVID-19. Many major economies will contract heavily in the June 2020 quarter, including the United States (US), Europe and India. In contrast, China has moved from intensive viral suppression to early indications of economic recovery. The majority of heavy industrial activity had restarted as of the end of March 2020, albeit with considerable variation across provinces and sectors. We note that the developed world in aggregate may have tentatively passed the peak in new COVID-19 cases for wave one infections, while the developing world is unfortunately still in the escalation phase(4).

BHP Operational Review for the nine months ended 31 March 2020	3

The arc of recovery will vary widely across countries. Where “hibernation policies”(5) have been enacted, we anticipate a smoother resumption of activity after the first wave than would otherwise have been the case. A considerable amount of monetary, liquidity and fiscal policy support has been mobilised in response to COVID-19. Early indications are that liquidity support measures have been effective in dampening financial volatility. It is still uncertain whether traditional monetary and fiscal stimulus policies will have below-average or above-average multiplier effects. A lower multiplier could result from depressed consumer and business confidence due to the deleterious impact of COVID-19 on both jobs and profitability. A higher multiplier could occur if the lagged impact of stimulus coincides with the release of pent-up demand as economies wake from hibernation, with the important caveat that major second waves are averted. Each is a plausible book-end for assessing where the global economy might be as the 2021 calendar year approaches.

Chinese domestic industrial activity has been improving, spurred on by supportive credit and fiscal policy. The major risk to maintaining that positive trajectory is the possibility of a second wave of infections emerging. That is among the range of pathways that we consider and it is the key caveat for each of our regional outlooks. Indications are that the US and Europe will see a more protracted period of activity disruption, a deeper labour market impact and a flatter trajectory for the recovery once it arrives. India, Japan and South Korea will see negative impacts on industrial activity from their own suppression efforts and those of their trading partners. Negative feedback loops to China from the downturn in the rest of the world are factored in to our range analysis.

Short term commodities outlook

Exchange traded commodities have been sold rapidly down close to, or even through, cash cost support. Bulk prices have been more resilient. Across the portfolio, a combination of economic curtailments and COVID-19 induced disruptions are a partial offset to the demand shock.

Based on our bottom-up analysis, informed by engagement with our customers, we expect that steel production ex-China could contract by a double-digit percentage in the 2020 calendar year. Steel makers from a variety of regions, including Europe, the Americas, India and Japan have announced or signalled full shutdowns or curtailments in the June 2020 quarter. This reflects both logistical difficulties created by COVID-19 (e.g. inter-state labour availability in India) as well as collapsing demand in downstream industries such as automotive (e.g. Europe, where at one stage every major auto plant on the Continent was constrained). Some of our customers are choosing to reduce production at their blast furnaces in the face of this demand shock.

In China, blast furnace utilisation rates have increased from around 73 per cent earlier in the year to almost 79 per cent in April. Daily rebar transactions are now at or above normal seasonal levels. Finished inventories are falling as downstream activity improves, although the level is still very high relative to history. While we note that only about 10 per cent of Chinese apparent steel demand(6) is exported in finished products (for example in excavators, ships or wind turbines), the depth of the weakness in global demand will weigh on Chinese flat products manufacturers. Electric-arc furnace utilisation fell as low as 12 per cent, but has now recovered to 56 per cent. If China can avoid a second wave of COVID-19, steel production may rise slightly in the 2020 calendar year.

The Platts 62% Fe Iron Ore Fines price index has been resilient to the COVID-19 shock so far. This outcome reflects solid Chinese pig iron production in the year-to-date (1.7 per cent increase from last year), and a continuation of the relatively soft seaborne supply picture that was in evidence prior to the shock. Port outflows have been roughly 10 per cent higher year-on-year from March 2020 through mid-April 2020. Chinese domestic production had fallen back to less than 190 Mtpa in February 2020, but has since recovered to around 202 Mtpa. That compares to 211 Mtpa in December 2019. Chinese port stocks have declined consistently since February 2020, with the latest weekly data showing an 18 per cent decline (26 Mt) year-on-year. Weakness ex-China is less consequential for price formation in iron ore than in other commodities, with China’s 1.1 billion tonne import requirement set against Japan’s 120 Mt, Europe’s 100 Mt and South Korea’s 75 Mt, for example (all figures rounded).

The Platts Premium Low-Volatile Metallurgical Coal price index actually increased during the first few weeks of the COVID-19 outbreak, partly reflecting supply disruptions in China, Mongolia, Australia and elsewhere. However, as COVID-19 began to spread to the major importing regions of Europe, India and developed Asia, the demand side of the equation has begun to outweigh constrained supply. As the velocity of demand disruption accelerated in late March 2020 and early April 2020, prices have returned to the lows seen in the second half of the 2019 calendar year. The geographic diversification of metallurgical coal demand is a long term advantage but an impediment under today’s unique circumstances.

BHP Operational Review for the nine months ended 31 March 2020	4

Copper prices fell sharply to levels close to cost support in March 2020 amidst depressed macro investor sentiment. They have since stabilised a little above the March lows. Our judgement, informed by our regular customer engagements, is that the decline in ex-China demand will be less severe than for steel. Conversely, in China, copper demand could be marginally weaker than steel in the 2020 calendar year, based partly on copper’s greater exposure to indirect exports (approximately 20 per cent versus approximately 10 per cent), although recent trends within our customer base have been promising relative to top-down expectations. On the supply side, evidence of both economic curtailments and COVID-19 related disruptions have emerged. We note that marginal sources of supply behaved quite rationally during the 2015/16 downturn, with a number of smaller, higher cost operations across multiple continents choosing to curtail(7). Additionally, we observe that prices that are challenging for higher cost mines are also associated with lower availability of scrap. This is another mechanism whereby the copper market dynamically rebalances at times of stress.

Crude oil fundamentals shifted abruptly in March 2020 as the result of collapsing transport activity on the demand side and the unexpected flip of the OPEC Plus grouping from supply discipline to a price war. After crashing in March 2020, prices have exhibited considerable two-way volatility in April 2020, with speculation of a grand bargain to curtail global supply offset by the physical reality of the current glut. Notwithstanding the 9 April 2020 agreement by OPEC Plus to cut output by 10 MMbpd, with possibly more to come from G-20 producers, such is the scale of the demand loss that global storage capacity is expected to be tested over coming weeks and months. It is possible that differentials for inland crudes that are disadvantaged with respect to storage availability will remain historically wide over this phase of market adjustment. Large and small producers alike have announced sharp cuts in capital spending in response to the price decline.

Average realised prices

The average realised prices achieved for our major commodities are summarised below.

Average realised prices(i)	Mar YTD20	Mar Q20	Dec H19	FY19	Mar Q20 vs Dec H19	Mar YTD20 vs FY19
Oil (crude and condensate) (US$/bbl)	57.63	51.19	60.64	66.59	(16%)	(13%)
Natural gas (US$/Mscf)(ii)	4.07	3.56	4.26	4.55	(16%)	(11%)
LNG (US$/Mscf)	7.62	7.61	7.62	9.43	0%	(19%)
Copper (US$/lb)	2.43	2.08	2.60	2.62	(20%)	(7%)
Iron ore (US$/wmt, FOB)	76.97	74.28	78.30	66.68	(5%)	15%
Metallurgical coal (US$/t)	138.31	132.72	140.94	179.67	(6%)	(23%)
Hard coking coal (US$/t)(iii)	151.35	145.69	154.01	199.61	(5%)	(24%)
Weak coking coal (US$/t)(iii)	98.59	93.36	101.06	130.18	(8%)	(24%)
Thermal coal (US$/t)(iv)	59.42	61.13	58.55	77.90	4%	(24%)
Nickel metal (US$/t)	14,552	12,644	15,715	12,462	(20%)	17%

(i)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(ii)	Includes internal sales.
(iii)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(iv)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The oil sales were linked to West Texas intermediate (WTI) or Brent based contracts, with price differentials applied for quality, locational and transportation costs. The large majority of iron ore shipments were linked to the index price for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. The large majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

BHP Operational Review for the nine months ended 31 March 2020	5

Petroleum

Production

	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19
Crude oil, condensate and natural gas liquids (MMboe)	38	12	(10%)	(12%)	(14%)
Natural gas (bcf)	270	81	(10%)	(13%)	(9%)
Total petroleum production (MMboe)	82	25	(10%)	(13%)	(11%)

Petroleum – Total petroleum production decreased by 10 per cent to 82 MMboe. Guidance for the 2020 financial year remains unchanged at between 110 and 116 MMboe, with volumes expected to be at the bottom of the guidance range. Potential impacts from COVID-19, including weakness in customer demand, in the June 2020 quarter represent possible downside risk to full year guidance.

Crude oil, condensate and natural gas liquids production declined by 10 per cent to 38 MMboe due to the impacts of Tropical Storm Barry in the Gulf of Mexico, Tropical Cyclone Damien at our North West Shelf operations and natural field decline across the portfolio. This decline was partially offset by higher uptime at Pyrenees following the 70 day dry dock maintenance program during the prior year.

Natural gas production decreased by 10 per cent to 270 bcf, reflecting a decrease in tax barrels at Trinidad and Tobago in accordance with the terms of our Production Sharing Contract, impacts of maintenance and Tropical Cyclone Damien at North West Shelf, reduced domestic gas sales in Western Australia and natural field decline across the portfolio.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	696	CY20	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	On schedule and budget. The overall project is 53% complete.
Ruby (Trinidad & Tobago) 68.46% (operator)	283	CY21	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	On schedule and budget. The overall project is 23% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 70% complete.

The Bass Strait West Barracouta project is on schedule and budget, and is expected to achieve first production in the 2021 calendar year.

Across each of our projects currently in execution, additional measures have been put in place to protect workforce health and safety as a result of COVID-19. These projects are tracking to plan and at this point, we do not expect an impact on the timing of first production.

In light of the recent significant disruption to oil and gas markets and heightened risk of interruption to field activity, we are reviewing our capital, operating, exploration and appraisal expenditure programs, and where relevant, together with our joint venture partners.

BHP Operational Review for the nine months ended 31 March 2020	6

While we are completing our five year plan, we can highlight the following flexibility for the 2021 financial year:

•

The confirmed delay of the Scarborough gas development to the 2021 calendar year, as announced by Woodside (the operator) on 27 March 2020. A final investment decision by BHP is now expected to be approximately 12 months later than the original timing, which was from the middle of the 2020 calendar year.

•

The potential deferral of approximately US$200 million non-committed exploration and appraisal expenditure in the 2021 financial year, representing approximately 30 per cent of the average annual exploration spend over the last two years.

•	In conjunction with joint venture partners, the potential delay of several small and medium sized projects with short lifecycles, to a time when we expect prices to be higher.

These actions will result in the deferral of production in the 2021 and 2022 financial years, however the reduction in capital projects across the sector may provide the opportunity to further enhance the cost competitiveness of these options.

Beyond these projects, our Petroleum growth portfolio includes many attractive opportunities progressing through development studies and related activities, which do not have material investment levels in the 2021 financial year, including Trion and Trinidad and Tobago North.

We will provide updated capital and exploration expenditure guidance for the 2021 financial year with our full year Results Announcement released on 18 August 2020.

Petroleum exploration

No exploration and appraisal wells were drilled during the March 2020 quarter.

During the March 2020 quarter, the Deepwater Invictus rig completed regulatory abandonment work on Shenzi appraisal and exploration boreholes and is currently in the US Gulf of Mexico undergoing maintenance. The Deepwater Invictus rig is anticipated to mobilise to Trinidad and Tobago in the middle of the 2020 calendar year to drill one exploration well, Broadside, in our Southern licences as part of Phase 5 of our Deepwater drilling campaign, subject to any potential COVID-19 constraints on mobilisation.

In the US Gulf of Mexico, we were the apparent high bidder on blocks GC80 and GC123 in the central Gulf of Mexico, building on our Green Canyon position. Additionally, we were the apparent high bidder on blocks AC36, AC80, AC81 and GB721, which would expand our position in the western Gulf of Mexico.

Petroleum exploration expenditure for the nine months ended March 2020 was US$405 million, of which US$246 million was expensed. A US$0.6 billion exploration and appraisal program is being executed for the 2020 financial year and reflects a reduction of US$0.1 billion from prior guidance as a result of slightly later timing for the commencement of our Phase 5 Deepwater drilling campaign in Trinidad and Tobago.

BHP Operational Review for the nine months ended 31 March 2020	7

Copper

Production

	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19
Copper (kt)	1,310	425	5%	1%	(7%)
Zinc (t)	74,726	31,789	(1%)	52%	41%
Uranium (t)	2,662	776	3%	(30%)	(18%)

Copper – Total copper production increased by five per cent to 1,310 kt. Guidance for the 2020 financial year is broadly unchanged for our operated assets and reflects lower volumes at Olympic Dam. Guidance for Antamina is under review due to impacts from COVID-19.

Escondida copper production increased by five per cent to 891 kt, supported by record average concentrator throughput of 367 ktpd, which offset expected grade decline. Strong concentrator throughput was driven by ongoing improvements in maintenance and operational performance and was achieved despite Escondida operating with a reduced headcount on site during March 2020. Guidance for the 2020 financial year remains unchanged at between 1,160 and 1,230 kt. Continued improvements in concentrator throughput are expected to offset a reduction of approximately five per cent in the copper grade of concentrator feed in the 2020 financial year versus the prior year.

Pampa Norte copper production increased by nine per cent to 188 kt, with record ore stacked at Spence in the nine months to March 2020. Guidance for the 2020 financial year remains unchanged at between 230 and 250 kt, including expected grade decline of approximately 10 per cent.

For the June 2020 quarter, our Chilean copper operations are expected to operate with a reduction of more than 30 per cent in their operational workforces as we have prioritised critical roles for operational continuity and incorporated a series of planned preventative measures for COVID-19.

Olympic Dam copper production increased by eight per cent to 124 kt as a result of the prior period acid plant outage, partially offset by the impact of planned preparatory work undertaken in the September 2019 quarter related to the replacement of the refinery crane and unplanned downtime at the smelter during the March 2020 quarter. Production for the 2020 financial year is now expected to be approximately 170 kt. The physical replacement of the refinery crane and commissioning planned for commencement in the March 2020 quarter, has been impacted by COVID-19 restrictions, and completion is now expected by the end of the 2020 calendar year.

Antamina copper production decreased by three per cent to 107 kt and zinc production decreased by one per cent to 75 kt, reflecting lower copper head grades. During March 2020, Antamina operated with a reduced workforce in response to COVID-19, before being given Government approval to demobilise the workforce and then taking a decision on 14 April 2020 to temporarily suspend operations. Timing on resuming operations at Antamina is uncertain and guidance for the 2020 financial year is under review. The Peruvian state of emergency has been extended until 26 April 2020.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Spence Growth Option (Chile) 100%	2,460	Under review	New 95 ktpd concentrator is expected to increase payable copper in concentrate production by ~185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	On budget. The schedule is under review. The overall project is 91% complete.

The Spence Growth Option is continuing to progress, however the schedule is under review with first production potentially delayed until early in the 2021 calendar year as a result of lower headcount on site, reflecting the decision to reduce the occupancy at the construction camp, to facilitate social distancing protocols. As a result of the reduction of the on-site workforce, the commissioning of the desalination plant could potentially be delayed a few months until the first half of the 2021 financial year. The capitalisation of the lease will follow commissioning, with an update on the timing and recognition on the balance sheet to be provided in the June 2020 Quarter Operational Review to be released on 21 July 2020.

BHP Operational Review for the nine months ended 31 March 2020	8

Iron Ore

Production

	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19
Iron ore production (kt)	181,430	60,030	3%	7%	(1%)

Iron ore – Total iron ore production increased by three per cent to 181 Mt (205 Mt on a 100 per cent basis). Guidance for the 2020 financial year remains unchanged at between 242 and 253 Mt (273 and 286 Mt on a 100 per cent basis).

WAIO achieved record production, with higher volumes reflecting record production at Jimblebar and the impact of the train derailment in the previous period. Weather impacts from Tropical Cyclone Blake and Tropical Cyclone Damien were offset by strong performance across the supply chain, including improved car dumper reliability, with completion of a major car dumper maintenance campaign in October 2019, implementation of improved maintenance strategies, and delivery of consistent performance across our mine operations. This strong performance has resulted in healthy stock levels across our mines.

Consistent with our revised mine plan, Jimblebar fines Fe grade has improved during the March 2020 quarter, with the typical specification expected to return to above 60 per cent in the June 2020 quarter.

WAIO continues to focus on operating safely and has incorporated a series of preventative measures to help reduce the spread of COVID-19. We have reduced the number of workers on our sites, with those not critical to operations working from home. To meet border controls introduced by the Western Australian Government, over 900 employees and contractors in business critical roles have been temporarily relocated to Western Australia, including the majority of specialist roles who are based interstate, such as train drivers and train load out operators.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. Approval of the Corrective Operating Licence (LOC) for Samarco’s operating activities at its Germano Complex was received in October 2019. As a result of precautions taken for COVID-19, operation readiness activities for restart have been slowed, with only critical activities being undertaken. Restart can occur when the filtration system is complete and Samarco has met all necessary safety requirements, and will be subject to final approval by Samarco’s shareholders.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	On schedule and budget. The overall project is 66% complete.

The South Flank project is tracking well and remains on schedule for first production in the 2021 calendar year. As at the end of March 2020, approximately 80 per cent of the contracts awarded are being performed in Australia, of which 95 per cent is within Western Australia. Some interstate employees have relocated to Western Australia to help with the project delivery. Consistent with our operations, the South Flank project continues to implement increased measures to conduct safe operations in compliance with strict health and travel guidelines put in place to help reduce the spread of COVID-19.

BHP Operational Review for the nine months ended 31 March 2020	9

Coal

Production

	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19
Metallurgical coal (kt)	29,504	9,222	(3%)	(7%)	(16%)
Energy coal (kt)	17,513	5,788	(13%)	(14%)	(5%)

Metallurgical coal – Metallurgical coal production was down three per cent to 30 Mt (52 Mt on a 100 per cent basis). Guidance for the 2020 financial year remains unchanged at between 41 and 45 Mt (73 and 79 Mt on a 100 per cent basis), with volumes now expected to be at the lower end of the guidance range following significantly higher rainfall during January and February 2020, by a factor of almost two at Peak Downs and almost three at Blackwater compared with historical averages. Potential impacts from COVID-19, including weak demand as a result of customer disruptions, in the June 2020 quarter, represent possible downside risk to full year guidance.

At Queensland Coal, strong underlying operational performance, was offset by planned major wash plant shutdowns in the first half of the year and significant wet weather impacts in the March 2020 quarter. Blackwater, our largest mine, was the most severely impacted, with five site evacuations following the flooding of pits and haul roads during January and February 2020. Mining operations at Blackwater are expected to be stabilised in the June 2020 quarter and to return to full capacity during the September 2020 quarter as inventory levels are rebuilt. We are implementing further measures to reduce the risk of COVID-19 and meet new restrictions on interstate travel, including temporarily relocating workers and amending rosters to minimise travel within Queensland, while further protecting the community and facilitating the continuation of safe mining operations.

Energy coal – Energy coal production decreased by 13 per cent to 18 Mt. As a result of actions by the Colombian Government to contain the spread of COVID-19, a decision has been made to place Cerrejón on temporary care and maintenance, and guidance for the 2020 financial year is now under review.

New South Wales Energy Coal production decreased by 13 per cent to 11 Mt as a result of the change in product strategy to focus on higher quality products. In addition, reduced air quality at our operations negatively impacted production in December 2019 and January 2020, with wet weather further constraining operations during February 2020. Guidance for the 2020 financial year remains unchanged at between 15 and 17 Mt. The COVID-19 situation continues to be monitored with preventative measures in place to protect the workforce, including reduced site travel, social distancing practices and strict hygiene protocols.

Cerrejón production decreased by 12 per cent to 6 Mt mainly due to a focus on higher quality products, in line with the mine plan. On 23 March 2019, following the Colombian Government’s declaration of a 15-day national quarantine to contain the spread of COVID-19, a decision was made to ramp down operations at Cerrejón and place it on temporary care and maintenance. Discussions about the timing of production resumption are ongoing. Guidance for the 2020 financial year is under review.

BHP Operational Review for the nine months ended 31 March 2020	10

Other

Nickel production

	Mar YTD20	Mar Q20	Mar YTD20 vs Mar YTD19	Mar Q20 vs Mar Q19	Mar Q20 vs Dec Q19
Nickel (kt)	56.2	20.9	(4%)	9%	53%

Nickel – Nickel West production decreased by four per cent to 56 kt due to the major quadrennial maintenance shutdowns at the Kwinana refinery and the Kalgoorlie smelter, as well as planned routine maintenance at the concentrators, in the December 2019 quarter. Operations ramped back up to full capacity during the March 2020 quarter. With the transition to new mines underway, first ore was achieved at Yakabindie, a new open-cut development at Mt Keith, during the quarter. Production for the 2020 financial year is now expected to be lower than the 2019 financial year due to the extended shutdown. We continue to take action to reduce the risk of COVID-19 and safely conduct operations in compliance with strict health and travel guidelines, including the reduction in the number of people at our operational facilities and sites through flexible shifts.

Operations Services – In Australia, we have created over 2,000 permanent jobs, with Operations Services deployed at 14 locations across WAIO, Queensland Coal and NSWEC and successfully accelerating safety and productivity outcomes.

Potash project

Project and ownership	Investment US$M	Scope	Progress
Jansen Potash (Canada) 100%	2,700	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 85% complete. Shaft completion timing is under review.

In March 2020, final shaft lining work at Jansen for two shafts was reduced to focus on one shaft at a time, with reduced crews. This reduction in activity was taken as part of our COVID-19 response plan and was aligned with the Provincial and Federal Government of Canada’s emergency measures for COVID-19 and reflects a reduction in the number of contractors and the need for out-of-Province workers on site. Timing for completion of the shafts continues to be under review. BHP will continue to assess the impacts of COVID-19 and the temporary reduction in activity.

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2020 was US$124 million, of which US$89 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Mexico, Peru, Canada, South Australia and the south-west United States.

At Oak Dam in South Australia, the third phase of the drilling program remains on track to be completed in the June 2020 quarter. This follows encouraging results from the previous drilling phases, which confirmed high-grade mineralised intercepts of copper, with associated gold, uranium and silver.

BHP Operational Review for the nine months ended 31 March 2020	11

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2020 compared with the nine months ended March 2019, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2019 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)

2020 financial year unit cost guidance: Petroleum US$10.50-11.50/boe, Escondida US$1.20-1.35/lb, WAIO US$13-14/t, Queensland Coal US$67-74/t and NSWEC US$55-61/t; based on exchange rates of AUD/USD 0.70 and USD/CLP 683.

(2)

The inclusion of derivatives (US$0.4 billion) and the application of IFRS 16 Leases (US$1.9 billion) increased net debt by US$2.3 billion to US$12.8 billion at 31 December 2019, compared to US$9.2 billion reported at 30 June 2019. Figures exclude cash inflows and outflows since 31 December 2019, including the dividend payment of US$3.3 billion determined in respect of December 2019 half year paid on 24 March 2020. In addition, the Group has access to a US$5.5 billion undrawn revolving credit facility. There are no covenants on our revolving credit facility.

(3)	All data presented in this report is the latest available as of 13 April 2020.
(4)	Based on global tracking activity conducted by Exante Data.
(5)

The phrase “economic hibernation” was coined by ANU Professor’s Tourky and Pitchford. It describes the comprehensive support that the public balance sheet can provide to mitigate the no-fault unemployment, default and insolvency that the effort to suppress a pandemic can bring.

(6)	Incremental to apparent demand is around 35 Mt in direct net exports of steel.
(7)	Wood Mackenzie documents 848 kt of annualised economic supply disruptions, from 36 operations, across the 2015 and 2016 calendar years.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2019 Annual Report and Form 20-F, unless stated otherwise. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption caused by the COVID-19 outbreak.

BHP Operational Review for the nine months ended 31 March 2020	12

Further information on BHP can be found at: bhp.com

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BHP Operational Review for the nine months ended 31 March 2020	13

Production summary
	BHP interest	Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		13,236	13,366	12,507	13,412	11,589	37,508	41,820
Natural gas (bcf)		92.9	97.8	100.4	88.7	80.7	269.8	299.1

Total (Mboe)		28,719	29,666	29,240	28,195	25,039	82,475	91,670

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	205.4	224.1	237.0	240.3	220.1	697.4	658.0
Antamina	33.8%	34.5	37.4	37.6	36.2	32.9	106.7	109.8

Total		239.9	261.5	274.6	276.5	253.0	804.1	767.8

Cathode (kt)
Escondida (3)	57.5%	62.4	63.5	55.9	68.4	69.6	193.9	189.7
Pampa Norte (4)	100%	67.2	74.1	63.9	60.0	64.3	188.2	172.4
Olympic Dam	100%	50.2	45.2	35.1	50.5	38.4	124.0	115.1

Total		179.8	182.8	154.9	178.9	172.3	506.1	477.2

Total copper (kt)		419.7	444.3	429.5	455.4	425.3	1,310.2	1,245.0

Lead
Payable metal in concentrate (t)
Antamina	33.8%	456	770	405	383	621	1,409	1,619

Total		456	770	405	383	621	1,409	1,619

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	20,848	22,469	20,454	22,483	31,789	74,726	75,643

Total		20,848	22,469	20,454	22,483	31,789	74,726	75,643

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	73,998	74,704	48,801	49,209	35,990	134,000	211,302
Olympic Dam (refined gold)	100%	28,609	37,032	43,205	35,382	33,235	111,822	69,936

Total		102,607	111,736	92,006	84,591	69,225	245,822	281,238

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	2,189	2,074	1,626	1,798	1,390	4,814	6,756
Antamina	33.8%	1,062	1,209	1,101	1,173	1,216	3,490	3,549
Olympic Dam (refined silver)	100%	230	268	245	203	241	689	655

Total		3,481	3,551	2,972	3,174	2,847	8,993	10,960

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,106	975	937	949	776	2,662	2,590

Total		1,106	975	937	949	776	2,662	2,590

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	82	178	405	527	491	1,423	963

Total		82	178	405	527	491	1,423	963

BHP Operational Review for the nine months ended 31 March 2020	14

Production summary
	BHP interest	Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	15,608	17,058	16,316	15,766	16,449	48,531	49,564
Area C Joint Venture	85%	11,627	13,837	12,620	12,727	12,179	37,526	33,603
Yandi Joint Venture	85%	15,214	17,486	17,827	14,857	17,491	50,175	47,711
Jimblebar (6)	85%	13,658	14,209	14,239	17,045	13,911	45,195	44,337
Wheelarra	85%	10	5	3	—	—	3	154
Samarco	50%	—	—	—	—	—	—	—

Total		56,117	62,595	61,005	60,395	60,030	181,430	175,369

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,608	9,090	6,905	8,723	6,869	22,497	23,046
BHP Mitsui Coal (8)	80%	2,269	2,804	2,453	2,201	2,353	7,007	7,461

Total		9,877	11,894	9,358	10,924	9,222	29,504	30,507

Energy coal
Production (kt)
Australia	100%	4,552	5,412	3,592	3,763	3,810	11,165	12,845
Colombia	33.3%	2,199	2,017	2,055	2,315	1,978	6,348	7,213

Total		6,751	7,429	5,647	6,078	5,788	17,513	20,058

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	19.2	28.7	21.6	13.7	20.9	56.2	58.7

Total		19.2	28.7	21.6	13.7	20.9	56.2	58.7

Cobalt
Saleable production (t)
Nickel West	100%	194	302	211	120	132	463	597

Total		194	302	211	120	132	463	597

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2020	15

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	893	1,246	1,409	1,427	926	3,762	3,947
NGL	(Mboe)	849	1,299	1,810	1,405	958	4,173	4,136
Natural gas	(bcf)	21.0	30.6	36.6	27.8	18.4	82.8	81.3

Total petroleum products	(Mboe)	5,242	7,645	9,319	7,465	4,957	21,741	21,633

North West Shelf
Crude oil and condensate	(Mboe)	1,431	1,357	1,337	1,376	1,266	3,979	4,465
NGL	(Mboe)	193	189	202	200	191	593	641
Natural gas	(bcf)	36.6	34.8	32.1	32.9	35.0	100.0	110.7

Total petroleum products	(Mboe)	7,724	7,346	6,889	7,059	7,287	21,235	23,556

Pyrenees
Crude oil and condensate	(Mboe)	940	1,001	979	934	917	2,830	2,323

Total petroleum products	(Mboe)	940	1,001	979	934	917	2,830	2,323

Other Australia (2)
Crude oil and condensate	(Mboe)	6	7	8	1	1	10	21
Natural gas	(bcf)	13.0	12.2	12.0	11.4	11.2	34.6	40.7

Total petroleum products	(Mboe)	2,173	2,040	2,008	1,901	1,874	5,783	6,804

Atlantis (3)
Crude oil and condensate	(Mboe)	3,888	3,607	2,759	3,525	2,769	9,053	10,880
NGL	(Mboe)	275	248	192	245	178	615	758
Natural gas	(bcf)	2.0	2.2	1.4	1.8	1.3	4.5	5.4

Total petroleum products	(Mboe)	4,496	4,222	3,184	4,070	3,170	10,424	12,538

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,258	1,246	1,096	1,202	1,272	3,570	3,686
NGL	(Mboe)	58	23	49	52	55	156	173
Natural gas	(bcf)	0.2	0.2	0.2	0.2	0.2	0.6	0.6

Total petroleum products	(Mboe)	1,349	1,302	1,178	1,287	1,355	3,821	3,959

Shenzi (3)
Crude oil and condensate	(Mboe)	1,881	1,725	1,345	1,671	1,645	4,661	5,921
NGL	(Mboe)	112	(2)	70	94	94	258	355
Natural gas	(bcf)	0.4	0.4	0.2	0.3	0.3	0.8	1.2

Total petroleum products	(Mboe)	2,060	1,790	1,448	1,815	1,791	5,054	6,476

Trinidad/Tobago
Crude oil and condensate	(Mboe)	284	235	175	166	97	438	931
Natural gas	(bcf)	19.5	17.3	17.9	14.2	14.0	46.1	57.5

Total petroleum products	(Mboe)	3,534	3,118	3,158	2,533	2,427	8,118	10,514

Other Americas (3) (4)
Crude oil and condensate	(Mboe)	284	272	185	230	344	759	709
NGL	(Mboe)	18	3	2	4	22	28	25
Natural gas	(bcf)	0.2	0.1	—	0.1	0.3	0.4	0.3

Total petroleum products	(Mboe)	335	292	187	251	412	850	784

UK (5)
Crude oil and condensate	(Mboe)	—	—	—	—	—	—	72
NGL	(Mboe)	—	—	—	—	—	—	42
Natural gas	(bcf)	—	—	—	—	—	—	1.4

Total petroleum products	(Mboe)	—	—	—	—	—	—	347

Algeria
Crude oil and condensate	(Mboe)	866	910	889	880	854	2,623	2,735

Total petroleum products	(Mboe)	866	910	889	880	854	2,623	2,735

BHP Operational Review for the nine months ended 31 March 2020	16

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	11,731	11,606	10,182	11,412	10,091	31,685	35,690
NGL	(Mboe)	1,505	1,760	2,325	2,000	1,498	5,823	6,130
Natural gas	(bcf)	92.9	97.8	100.4	88.7	80.7	269.8	299.1

Total	(Mboe)	28,719	29,666	29,240	28,195	25,039	82,475	91,670

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(5)	BHP completed the sale of its interest in the Bruce and Keith oil and gas fields on 30 November 2018. The sale has an effective date of 1 January 2018.

BHP Operational Review for the nine months ended 31 March 2020	17

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	103,936	100,693	101,026	100,057	107,268	308,351	316,776
Sulphide ore milled	(kt)	32,027	32,519	33,956	33,659	33,440	101,055	93,047
Average concentrator head grade	(%)	0.82%	0.86%	0.86%	0.87%	0.82%	0.85%	0.88%
Production ex mill	(kt)	216.9	230.9	245.0	246.1	230.0	721.1	678.7

Production
Payable copper	(kt)	205.4	224.1	237.0	240.3	220.1	697.4	658.0
Copper cathode (EW)	(kt)	62.4	63.5	55.9	68.4	69.6	193.9	189.7
- Oxide leach	(kt)	20.9	23.4	21.9	28.3	29.3	79.5	63.8
- Sulphide leach	(kt)	41.5	40.1	34.1	40.1	40.2	114.4	125.8

Total copper	(kt)	267.8	287.6	292.9	308.7	289.7	891.3	847.7

Payable gold concentrate	(troy oz)	73,998	74,704	48,801	49,209	35,990	134,000	211,302
Payable silver concentrate	(troy koz)	2,189	2,074	1,626	1,798	1,390	4,814	6,756

Sales
Payable copper	(kt)	212.0	223.4	222.2	248.3	212.0	682.5	657.7
Copper cathode (EW)	(kt)	56.6	67.5	52.3	70.6	65.9	188.8	182.1
Payable gold concentrate	(troy oz)	73,999	74,704	48,801	49,209	35,990	134,000	211,303
Payable silver concentrate	(troy koz)	2,189	2,074	1,626	1,798	1,390	4,814	6,756

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,561	13,534	15,071	18,102	18,710	51,883	53,924
Ore milled	(kt)	4,277	4,740	3,995	5,009	4,574	13,578	14,148
Average copper grade	(%)	0.63%	0.64%	0.54%	0.57%	0.54%	0.55%	0.59%

Production
Copper cathode (EW)	(kt)	18.2	23.4	16.4	13.8	20.4	50.6	51.8

Sales
Copper cathode (EW)	(kt)	15.5	26.8	14.5	15.8	18.3	48.6	48.3

Spence
Material mined	(kt)	18,632	19,213	21,040	23,132	23,304	67,476	63,300
Ore milled	(kt)	4,376	5,224	5,635	5,133	5,191	15,959	15,446
Average copper grade	(%)	1.03%	1.02%	0.95%	0.90%	0.87%	0.91%	1.12%

Production
Copper cathode (EW)	(kt)	49.0	50.7	47.5	46.2	43.9	137.6	120.6

Sales
Copper cathode (EW)	(kt)	46.1	55.0	46.7	44.3	44.8	135.8	114.9

BHP Operational Review for the nine months ended 31 March 2020	18

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	57,900	58,994	59,299	63,224	52,872	175,395	183,220
Sulphide ore milled (100%)	(kt)	11,466	12,864	13,121	13,637	12,906	39,664	37,575
Average head grades
- Copper	(%)	1.04%	1.02%	0.99%	0.96%	0.88%	0.94%	1.01%
- Zinc	(%)	0.87%	0.86%	0.80%	0.82%	1.09%	0.90%	0.94%

Production
Payable copper	(kt)	34.5	37.4	37.6	36.2	32.9	106.7	109.8
Payable zinc	(t)	20,848	22,469	20,454	22,483	31,789	74,726	75,643
Payable silver	(troy koz)	1,062	1,209	1,101	1,173	1,216	3,490	3,549
Payable lead	(t)	456	770	405	383	621	1,409	1,619
Payable molybdenum	(t)	82	178	405	527	491	1,423	963

Sales
Payable copper	(kt)	33.3	36.0	33.1	43.6	30.8	107.5	107.6
Payable zinc	(t)	20,595	21,750	20,196	23,808	31,007	75,011	78,489
Payable silver	(troy koz)	1,027	937	954	1,396	815	3,165	3,456
Payable lead	(t)	749	296	844	432	151	1,427	2,010
Payable molybdenum	(t)	256	127	173	400	531	1,104	999

Olympic Dam, Australia
Material mined (1)	(kt)	2,191	2,425	2,477	2,347	1,920	6,744	6,669
Ore milled	(kt)	2,371	2,195	2,200	2,153	2,178	6,531	5,770
Average copper grade	(%)	2.22%	2.30%	2.31%	2.36%	2.31%	2.33%	2.14%
Average uranium grade	(kg/t)	0.65	0.65	0.65	0.71	0.69	0.68	0.63

Production
Copper cathode (ER and EW)	(kt)	50.2	45.2	35.1	50.5	38.4	124.0	115.1
Payable uranium	(t)	1,106	975	937	949	776	2,662	2,590
Refined gold	(troy oz)	28,609	37,032	43,205	35,382	33,235	111,822	69,936
Refined silver	(troy koz)	230	268	245	203	241	689	655

Sales
Copper cathode (ER and EW)	(kt)	47.4	50.5	32.1	49.0	41.4	122.5	107.9
Payable uranium	(t)	550	1,427	778	638	702	2,118	2,143
Refined gold	(troy oz)	27,574	36,133	40,073	36,507	36,956	113,536	66,531
Refined silver	(troy koz)	241	257	250	202	259	711	634

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the nine months ended 31 March 2020	19

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	15,608	17,058	16,316	15,766	16,449	48,531	49,564
Area C Joint Venture	(kt)	11,627	13,837	12,620	12,727	12,179	37,526	33,603
Yandi Joint Venture	(kt)	15,214	17,486	17,827	14,857	17,491	50,175	47,711
Jimblebar (1)	(kt)	13,658	14,209	14,239	17,045	13,911	45,195	44,337
Wheelarra	(kt)	10	5	3	—	—	3	154

Total production	(kt)	56,117	62,595	61,005	60,395	60,030	181,430	175,369

Total production (100%)	(kt)	63,609	71,133	69,257	68,044	68,168	205,469	198,466

Sales
Lump	(kt)	13,603	15,568	14,785	15,982	15,617	46,384	42,637
Fines	(kt)	41,981	48,064	45,509	45,785	44,764	136,058	132,567

Total	(kt)	55,584	63,632	60,294	61,767	60,381	182,442	175,204

Total sales (100%)	(kt)	62,853	72,173	68,291	69,481	68,439	206,211	198,032

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—

Sales	(kt)	—	—	—	—	—	—	10

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the nine months ended 31 March 2020	20

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,484	1,735	1,045	1,734	1,063	3,842	4,868
Goonyella	(kt)	2,141	2,620	1,489	2,662	1,963	6,114	5,943
Peak Downs	(kt)	1,468	1,649	1,423	1,386	1,339	4,148	4,284
Saraji	(kt)	1,250	1,243	1,214	1,325	1,025	3,564	3,649
Daunia	(kt)	470	669	556	579	447	1,582	1,509
Caval Ridge	(kt)	795	1,174	1,178	1,037	1,032	3,247	2,793

Total BMA	(kt)	7,608	9,090	6,905	8,723	6,869	22,497	23,046

Total BMA (100%)	(kt)	15,216	18,180	13,810	17,446	13,738	44,994	46,092

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,429	1,624	1,378	1,196	1,577	4,151	4,570
Poitrel	(kt)	840	1,180	1,075	1,005	776	2,856	2,891

Total BHP Mitsui Coal	(kt)	2,269	2,804	2,453	2,201	2,353	7,007	7,461

Total Queensland Coal	(kt)	9,877	11,894	9,358	10,924	9,222	29,504	30,507

Total Queensland Coal (100%)	(kt)	17,485	20,984	16,263	19,647	16,091	52,001	53,553

Sales
Coking coal	(kt)	7,221	7,932	7,299	7,775	7,084	22,158	22,091
Weak coking coal	(kt)	3,282	2,942	2,466	2,475	2,335	7,276	9,153
Thermal coal	(kt)	379	350	94	30	224	348	677

Total	(kt)	10,882	11,224	9,859	10,280	9,643	29,782	31,921

Total (100%)	(kt)	19,176	19,789	17,145	18,459	16,928	52,532	56,096

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.

NSW Energy Coal, Australia
Production	(kt)	4,552	5,412	3,592	3,763	3,810	11,165	12,845

Sales
Export thermal coal	(kt)	3,529	5,181	3,075	3,952	3,403	10,430	11,887
Inland thermal coal	(kt)	302	975	567	—	—	567	1,027

Total	(kt)	3,831	6,156	3,642	3,952	3,403	10,997	12,914

Cerrejón, Colombia
Production	(kt)	2,199	2,017	2,055	2,315	1,978	6,348	7,213

Sales thermal coal - export	(kt)	2,200	2,245	2,069	2,261	2,028	6,358	7,086

BHP Operational Review for the nine months ended 31 March 2020	21

Production and sales report
		Quarter ended					Year to date
		Mar 2019	Jun 2019	Sep 2019	Dec 2019	Mar 2020	Mar 2020	Mar 2019
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	52.5	52.8	43.7	31.5	42.8	118.0	147.6
Average nickel grade	(%)	19.2	19.5	18.3	17.3	15.8	17.1	19.3

Leinster
Nickel concentrate	(kt)	51.8	48.3	67.2	56.6	57.8	181.6	195.9
Average nickel grade	(%)	9.3	10.8	10.0	8.6	9.8	9.5	8.6

Saleable production
Refined nickel (1) (2)	(kt)	17.6	19.9	17.4	11.1	16.6	45.1	53.7
Intermediates and nickel by-products (1) (3)	(kt)	1.6	8.8	4.2	2.6	4.3	11.1	5.0

Total nickel (1)	(kt)	19.2	28.7	21.6	13.7	20.9	56.2	58.7

Cobalt by-products	(t)	194	302	211	120	132	463	597

Sales
Refined nickel (1) (2)	(kt)	17.9	19.9	17.0	10.6	16.8	44.4	54.5
Intermediates and nickel by-products (1) (3)	(kt)	0.1	8.4	5.7	2.7	2.9	11.3	4.4

Total nickel (1)	(kt)	18.0	28.3	22.7	13.3	19.7	55.7	58.9

Cobalt by-products	(t)	194	302	212	131	132	475	597

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the nine months ended 31 March 2020	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: April 21, 2020	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary